Exhibit 12.1
SUN COMMUNITIES, INC.
Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Distributions
(Amounts in Thousands, Except Ratios)

	Three Months Ended	Year Ended December 31,
	March 31, 2015	2014	2013	2012	2011	2010
	(amounts in thousands)
Pre-tax income (loss) from continuing operations before noncontrolling interests, gain on dispositions and distributions from affiliate	$3,528	$10,109	$18,132	$4,344	$(2,485)	$(1,855)
Fixed charges (from below)	31,493	86,566	86,124	74,580	69,196	65,461
Distributions from equity investments	—	1,200	2,250	3,900	2,100	500
Less:
Capitalized interest	124	464	678	—	—	—
Preferred return to A-1 preferred OP units	631	2,654	2,598	2,329	1,222	—
Preferred return to A-3 preferred OP units	45	181	166	—	—	—
Preferred return to A-4 preferred OP units	353	100	—	—	—	—
Preferred stock distributions	4,086	6,133	6,056	1,026

Earnings	$29,782	$88,343	$97,008	$79,469	$67,589	$64,106

Fixed charges
Interest (including amortization of deferred financing costs)	$25,389	$73,771	$73,339	$67,859	$64,606	$62,136
Interest on mandatorily redeemable debt	852	3,210	3,238	3,321	3,333	3,291
Interest capitalized	124	464	678	—	—	—
Estimate of interest within rental expense	13	53	49	45	35	34
Preferred return to A-1 preferred OP units	631	2,654	2,598	2,329	1,222	—
Preferred return to A-3 preferred OP units	45	181	166	—	—	—
Preferred return to A-4 preferred OP units	353	100
Preferred stock distributions	4,086	6,133	6,056	1,026	—	—
Fixed charges	$31,493	$86,566	$86,124	$74,580	$69,196	$65,461

Ratio of earnings to fixed charges	0.95	1.02	1.13	1.07	0.98	0.98

Additional earnings needed to achieve coverage ratio of 1:1	$1,711	$—	$—	$—	$1,607	$1,355